UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report:  March 5, 2010
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL RESULTS
Highlights
•	Declared a cash dividend of $0.26 per share for the quarter ended December 31, 2009, up from $0.15 per share in the previous quarter.

•
Reported fourth quarter adjusted net income of $4.5 million, or $0.14 per share (excluding an unrealized gain of $3.4 million, or $0.11 per share, relating to the change in fair value of an interest rate swap agreement).

•	Earned average TCE rates of $15,283 per day on the spot Aframax fleet and $20,939 per day on the spot Suezmax fleet during the quarter.

•	Total liquidity of $134 million as at December 31, 2009.
Hamilton, Bermuda, March 4, 2010 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its fourth quarter results for 2009. During the quarter, the Company generated $12.1 million in Cash Available for Distribution(1). On February 24, 2010, Teekay Tankers declared a dividend of $0.26 per share for the fourth quarter of 2009, representing a total cash dividend of approximately $8.3 million(2), which will be paid on March 15, 2010 to all shareholders of record on March 8, 2010.
“Our fourth quarter results benefited from higher rates earned by our vessels on fixed-rate charters which enabled us to declare an attractive dividend of $0.26 per share despite weak spot tanker rates during most of the quarter,” commented Bjorn Moller, Teekay Tankers’ Chief Executive Officer. “The spot tanker market strengthened near the end of the fourth quarter and into January due to a combination of improving economic fundamentals worldwide, seasonal factors, and the continued use of tankers for floating storage, all of which contributed to tighter supply and demand fundamentals.”
Mr. Moller continued, “We have positioned Teekay Tankers’ fleet in anticipation of further spot tanker market volatility in 2010. Currently, we have locked-in approximately 55 percent of our 2010 vessel operating days at fixed rates averaging over $26,500 per day leaving the rest of our vessel days to benefit from any upside in the spot market. Combined with our low quarterly debt service costs, this approach provides a floor under our cash flows, enabling us to pay a dividend under any market scenario while at the same time providing shareholders with potential upside in tanker rates. In 2010, our fixed-rate revenues alone are expected to cover all of our costs and required debt repayments for the year, which means all of our spot revenues can be paid out as dividends.”
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in eight consecutive quarters, which now totals $4.79 per share on a cumulative basis (including the $0.26 per share dividend to be paid on March 15, 2010).

(1)
Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(2)	Please refer to Appendix A to this release for the calculation of the cash dividend amount.
- more -

Estimated First Quarter 2010 Dividend
The table below presents the estimated cash dividend per share for the quarter ending March 31, 2010 at various average time-charter equivalent (TCE) rates earned by the Company’s spot tanker fleet and reflects the contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table:

Q1-2010 Estimated	Suezmax Spot Rate Assumption (TCE basis per day)
Dividend Per Share*	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE basis per day)
$5,000	$0.14	$0.16	$0.18	$0.20	$0.23	$0.24
$10,000	$0.20	$0.21	$0.23	$0.25	$0.28	$0.30
$15,000	$0.25	$0.27	$0.29	$0.31	$0.34	$0.35
$20,000	$0.31	$0.32	$0.34	$0.36	$0.38	$0.41
$25,000	$0.36	$0.38	$0.40	$0.41	$0.44	$0.46
$30,000	$0.42	$0.43	$0.44	$0.46	$0.49	$0.52
$35,000	$0.47	$0.48	$0.50	$0.52	$0.55	$0.57

*
Estimated dividend per share is based on Cash Available for Distribution, less $0.9 million for principal payments related to one of the Company’s debt facilities, a $1.25 million of reserve for estimated drydocking costs and a $0.3 million reserve for other vessel upgrades. The quarterly reserve for drydocking and vessel upgrades is based on the expected average quarterly cost for 2010 and 2011.

Tanker Market
During the latter part of the fourth quarter, spot tanker rates recovered from the multi-year lows of the previous quarter as a result of increased global oil demand, rising supply from both OPEC and non-OPEC sources, seasonal factors such as weather-related vessel delays and an increase in the use of conventional tankers for floating storage volumes, which tightened active fleet supply. Spot tanker rates remained strong during the first few weeks of 2010 largely due to severe winter weather conditions in the Northern Hemisphere which led to increased oil demand and caused weather-related delays. Subsequently, spot tanker rates have softened in late January and February due to easing seasonal factors and an increase in available fleet capacity as a result of a reduction in global floating storage volumes.
In January 2010, the International Monetary Fund (IMF) raised its global GDP growth forecast for 2010 to 3.9 percent from 3.1 percent. The upward adjustment is a result of indications of a stronger and faster recovery of the global economy than was previously anticipated. The International Energy Agency (IEA) has forecasted that global oil demand in 2010 will average 86.5 million barrels per day (mb/d) which represents a 1.6 mb/d (or 1.8 percent) increase from 2009 when global oil demand contracted by 1.5 percent compared to the prior year.
In 2009, the world tanker fleet grew by 7.3 percent as approximately 48 million deadweight tonnes (mdwt) of new capacity joined the worldwide fleet and approximately 19 mdwt was removed through scrapping or conversion for other uses. The tanker newbuilding delivery profile for 2010 is similar to 2009. However, there is potential for an increase in scrapping due to the International Maritime Organization (IMO) targeted phase-out of single hull tankers which could have a dampening effect on tanker supply and lead to lower fleet growth in 2010 compared to the prior year.
- more -

Financial Summary
The Company reported adjusted net income(1) of $4.5 million, or $0.14 per share, for the quarter ended December 31, 2009, compared to adjusted net income of $1.8 million, or $0.05 per share, for the quarter ended September 30, 2009. Adjusted net income for the three months ended December 31, 2009 excludes an unrealized gain relating to changes in the fair value of an interest rate swap of $3.4 million, or $0.11 per share. Adjusted net income for the three months ended September 30, 2009 excludes an unrealized loss of $3.3 million, or $0.10 per share, relating to changes in the fair value of the interest rate swap. These adjustments are detailed in notes (3) and (4) to the Consolidated Statements of Income and Loss included in this release. Including these items, the Company reported net income, on a GAAP basis, of $7.9 million, or $0.25 per share, for the quarter ended December 31, 2009, compared to net loss, on a GAAP basis, of $1.5 million, or $0.05 per share, for the quarter ended September 30, 2009. Net voyage revenues(2) for the fourth quarter of 2009 increased to $25.2 million from $20.6 million in the prior quarter.
Adjusted net income(1) for the year ended December 31, 2009 was $27.7 million, or $0.97 per share, compared to adjusted net income of $64.9 million, or $2.60 per share, for the prior year. Adjusted net income for the year ended December 31, 2009 excludes an unrealized gain relating to changes in the fair value of an interest rate swap of $9.0 million, or $0.32 per share. Adjusted net income for the year ended December 31, 2008 excludes an unrealized loss of $14.2 million, or $0.57 per share, relating to changes in the fair value of an interest rate swap. These adjustments are detailed in notes (3) and (4) to the Consolidated Statements of Income and Loss included in this release. Including these items, the Company reported net income, on a GAAP basis, of $38.9 million, or $1.28 per share, for the year ended December 31, 2009, compared to net income, on a GAAP basis, of $58.1 million, or $2.03 per share, for the year ended December 31, 2008. Net voyage revenues(2) for the year ended December 31, 2009 decreased to $110.2 million from $161.0 million in the prior year.
Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or TCE rates, before pool management fees, commissions and offhire bunker expenses:

	Three Months Ended
	December 31, 2009	September 30, 2009	December 31, 2008
Time-Charter Fleet
Aframax revenue days	483	444	472
Aframax TCE per revenue day	$29,772	$30,968	$31,766
Suezmax revenue days	95	92	91
Suezmax TCE per revenue day	$30,984	$31,182	$31,516

Spot Fleet
Aframax revenue days	334	258	344
Aframax TCE per revenue day	$15,283	$11,334	$33,971
Suezmax revenue days	179	183	165
Suezmax TCE per revenue day	$20,939	$15,631	$47,603	*

Total Fleet
Aframax revenue days	817	702	816
Aframax TCE per revenue day	$23,846	$23,751	$32,695
Suezmax revenue days	274	275	256
Suezmax TCE per revenue day	$24,417	$20,834	$41,876	*

*	Suezmax spot TCE rates exclude the results of the Ashkini Spirit prior to the acquisition of this vessel by the Company on June 24, 2009.

(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Note (4) to the Consolidated Statements of Income and Loss included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 28, 2010:

			Number of Owned
	Aframax Fleet	Suezmax Fleet	Vessels
Time-Charter Vessels	5	2	7
Spot Vessels	4	1	5

Total	9	3	12

Currently, approximately 58 percent and 55 percent of the aggregate vessel operating days for the Company’s fleet for the first quarter of 2010 and fiscal 2010, respectively, are under fixed-rate charters. In January 2010, the Company commenced a new fixed-rate (plus profit share) time-charter contract for one of its Suezmax tankers for an initial period of 13 months. In February 2010, the Company extended the fixed-rate time-charter contract for one of its Aframax tankers for an additional 12 months.
Liquidity
As of December 31, 2009, the Company had total liquidity of $134.1 million (which consisted of $10.4 million of cash and $123.7 million in an undrawn revolving credit facility), compared to $137.1 million as at September 30, 2009.
About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and three double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Visit our new Web site at: www.teekaytankers.com
- more -

TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME AND LOSS(1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	25,951	21,899	37,207	113,303	163,327

OPERATING EXPENSES
Voyage expenses	724	1,288	854	3,106	2,359
Vessel operating expenses	9,244	7,677	9,829	33,221	33,896
Depreciation and amortization	7,493	6,906	7,017	28,660	27,655
General and administrative	1,455	1,814	929	6,694	8,734

	18,916	17,685	18,629	71,681	72,644

Income from vessel operations	7,035	4,214	18,578	41,622	90,683

OTHER ITEMS
Interest expense	(1,155)	(1,155)	(4,198)	(7,012)	(16,908)
Interest income	10	12	117	70	475
Realized and unrealized gain (loss) on interest rate swap (2)	2,031	(4,564)	(14,101)	4,310	(16,232)
Other (expense) income — net	(5)	(24)	65	(56)	49

	881	(5,731)	(18,117)	(2,688)	(32,616)

Net income (loss)	7,916	(1,517)	461	38,934	58,067

Earnings (loss) per share (3)
- Basic and diluted	$0.25	($0.05)	$0.03	$1.28	$2.03
Weighted-average number of Class A common shares outstanding
- Basic and diluted	19,500,000	19,500,000	12,500,000	16,143,836	12,500,000
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	32,000,000	32,000,000	25,000,000	28,643,836	25,000,000

(1)
Results for three Suezmax tankers, the Ganges Spirit, the Narmada Spirit, and the Ashkini Spirit for the period prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. In accordance with GAAP, the Company’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay Corporation. Dropdown Predecessor amounts included in net income above are summarized for the respective periods in note (4) below.

(2)
Includes realized losses of $1.3 million, $1.3 million, and $0.4 million, for the three months ended December 31, 2009, September 30, 2009, and December 31, 2008, respectively, and $4.7 million and $2.1 million for the twelve months ended December 31, 2009 and 2008, respectively.

(3)
Earnings (loss) per share is determined by dividing (a) net (loss) income of the Company after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

(4)
The following table provides a reconciliation of adjusted net income (loss), a non-GAAP measure, to reported GAAP-based net income (loss) for the respective periods, adjusting for specific items affecting net income (loss) which are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
Net income (loss) — GAAP basis	7,916	(1,517)	461	38,934	58,067
Less:
Net income attributable to the Dropdown Predecessor	—	—	(1,307)	(2,164)	(7,341)
Unrealized gain on interest rate swap	(3,376)	—	—	(9,032)	—
Add:
Unrealized loss on interest rate swap	—	3,299	13,811	—	14,167

Adjusted net income	4,540	1,782	12,965	27,738	64,893
Adjusted earnings per share	$0.14	$0.05	$0.52	$0.97	$2.60

- more -

TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2009	2009	2008(1)
	(unaudited)	(unaudited)	(audited)
ASSETS
Cash	10,432	13,396	26,698
Pool receivables from related parties, net	10,427	2,496	9,113
Other current assets	2,415	3,068	4,645
Due from affiliates	223	766	25,341
Vessels and equipment	506,309	511,942	522,796
Other non-current assets	3,396	4,246	4,181
Goodwill	6,761	6,761	6,761

Total assets	539,963	542,675	599,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	10,330	11,049	9,358
Current portion of long-term debt	3,600	3,600	3,600
Current portion of derivative instruments	3,865	3,870	2,716
Other current liabilities	3,849	3,126	5,389
Due to affiliates	—	1,462	2,401
Long-term debt	301,628	302,528	417,539
Other long-term liabilities	10,420	13,861	20,879
Stockholders’ equity	206,271	203,179	137,653

Total liabilities and stockholders’ equity	539,963	542,675	599,535

(1)
In accordance with GAAP, the balance sheet as at December 31, 2008 includes the Dropdown Predecessor for the Ashkini Spirit, which was acquired by the Company on June 24, 2009, to reflect ownership of the vessel from the time it was acquired by Teekay Corporation on August 1, 2007.

- more -

TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2009(1)	2008(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	59,464	97,726

FINANCING ACTIVITIES
Proceeds of long-term debt	—	125,000
Repayments of long-term debt	(3,600)	(3,600)
Prepayments of long-term debt	(20,000)	(15,000)
Proceeds from long-term debt of Dropdown Predecessor	—	20,505
Prepayment of long-term debt of Dropdown Predecessor	(13,303)	(129,402)
Prepayment of push-down debt of Dropdown Predecessor	(57,000)	—
Debt issuance costs	—	(276)
Advances from (to) affiliates	7,867	(7,210)
Contributed capital	1,411	(20,320)
Cash dividends paid	(50,350)	(69,625)
Issuance of Class A common shares	68,600	—
Share issuance costs	(3,092)	(1,130)

Net financing cash flow	(69,467)	(101,058)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(6,263)	(4,809)

Net investing cash flow	(6,263)	(4,809)

Decrease in cash and cash equivalents	(16,266)	(8,141)
Cash and cash equivalents, beginning of the year	26,698	34,839

Cash and cash equivalents, end of the year	10,432	26,698

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Ashkini Spirit for the period from August 1, 2007 to June 24, 2009, when the vessel was under the common control of Teekay Corporation but prior to its acquisition by the Company.

- more -

TEEKAY TANKERS LTD.
APPENDIX A — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less net income attributable to the Dropdown Predecessor, and unrealized gains from derivatives.

Three Months Ended
December 31, 2009
(unaudited)
Net income	7,916
Add:
Depreciation and amortization	7,493
Amortization of debt issuance costs and other	81
Less:
Unrealized gain from interest rate swap	(3,376)

Cash Available for Distribution	12,114
Less:
Reserve for scheduled drydockings and other capital expenditures	(2,750)
Reserve for debt principal repayment	(900)

Cash Available for Distribution After Reserves	8,464

Total common shares outstanding as at December 31, 2009	32,000,000

Cash dividend per share (rounded)	$0.26

- more -

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; estimated dividends per share for the quarter ending March 31, 2010 based on various spot tanker rates; the Company’s mix of spot market and time-charter trading in the quarter ended March 31, 2010 and fiscal 2010; the Company’s ability to generate surplus cash flow and pay dividends; the Company’s ability to generate sufficient fixed-rate revenue 2010 to cover all its costs and reserves for the year and payout all spot revenue as dividends; and the impact of vessel drydock activities on the Company’s future Cash Available for Distribution, including the first quarter of 2010. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
- end -

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2010	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)